                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


                                     SCHEDULE 13G
                                    (RULE 13D-102)


               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                 PURSUANT TO 13D-2(b)

                                (AMENDMENT NO. __)(1)



                              QLT PHOTOTHERAPEUTICS INC.
                              --------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                            -----------------------------
                            (Title of Class of Securities)

                                     746927 10 2
                                    --------------
                                    (CUSIP Number)


                                   AUGUST 17, 1998
               -------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /  Rule 13d-1(b)
          /X/  Rule 13d-1(c)
          / /  Rule 13d-1(d)


-------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 746927 10 2    13G       Page 2 of 7 Pages


   1   NAME OF REPORTING PERSON:
            BIOTECHNOLOGY VALUE FUND, L.P.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b) / /

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

     NUMBER       5   SOLE VOTING POWER
       OF                  0
     SHARES
                  6   SHARED VOTING POWER
  BENEFICIALLY
                           636,350
  OWNED BY EACH
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON                0
      WITH
                  8   SHARED DISPOSITIVE POWER
                           636,350

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            636,350
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                    / /

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            2.3%

  12   TYPE OF REPORTING PERSON*
            PN


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 746927 10 2    13G       Page 3 of 7 Pages


   1    NAME OF REPORTING PERSON:
             BVF PARTNERS L.P.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/  (b) / /

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

     NUMBER       5   SOLE VOTING POWER
       OF                  0
     SHARES
                  6   SHARED VOTING POWER
  BENEFICIALLY
                           1,391,500
  OWNED BY EACH
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON                0
      WITH
                  8   SHARED DISPOSITIVE POWER
                           1,391,500

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,391,500
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                  / /

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.1%

   12   TYPE OF REPORTING PERSON*
             PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2    13G       Page 4 of 7 Pages


   1    NAME OF REPORTING PERSONS
             BVF INC.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b) / /

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

      NUMBER       5   SOLE VOTING POWER
        OF                  0
      SHARES
                   6   SHARED VOTING POWER
   BENEFICIALLY
                            1,391,500
  OWNED BY EACH
    REPORTING      7   SOLE DISPOSITIVE POWER
      PERSON                0
       WITH
                   8   SHARED DISPOSITIVE POWER
                            1,391,500

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,391,500
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    / /

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.1%

   12   TYPE OF REPORTING PERSON*
             IA, CO

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2    13G       Page 5 of 7 Pages

ITEM 1(a).     NAME OF ISSUER:

          QLT Phototherapeutics Inc. ("QLT")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          QLT Place
          520 West 6th Avenue
          Vancouver, British Columbia  V5Z 4H5
          Canada

ITEM 2(a).     NAME OF PERSON FILING:

          This schedule is being filed on behalf of the following persons*:

          (i)       Biotechnology Value Fund, L.P. ("BVF")
          (ii)      BVF Partners L.P.  ("Partners")
          (iii)     BVF Inc. ("BVF Inc.")

          * Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The principal business office of the persons comprising the group filing this Schedule 13G is located at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

ITEM 2(c).     CITIZENSHIP:

          BVF:                     a Delaware limited partnership
          Partners:                a Delaware limited partnership
          BVF Inc.:                a Delaware corporation

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               746927 10 2

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CUSIP NO. 746927 10 2    13G       Page  6 of 7 Pages


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c),
          CHECK THIS BOX:  /X/

ITEM 4.   OWNERSHIP:

          The information in items 1 and 5 through 11 on the cover pages (pp. 2
- 5) on Schedule 13G is hereby incorporated by reference. The 636,350 shares reported by BVF includes immediately exercisable calls to purchase up to 92,000 shares of Common Stock. The 1,391,500 shares reported by Partners and BVF Inc. includes immediately exercisable calls to purchase up to 200,000 shares of Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. / /

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          BVF shares voting and dispositive power over the shares of the common stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the shares of the common stock they beneficially own with, in addition to BVF, certain managed accounts on whose behalf Partners, as investment manager, purchased such shares. None of the managed accounts individually owns more than 5% of the common stock of QLT.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

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CUSIP NO. 746927 10 2    13G       Page 7 of 7 Pages


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 27, 1998.


     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ Mark N. Lampert
                    -------------------
                    Mark N. Lampert
                    President


     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:  /s/ Mark N. Lampert
               -------------------
               Mark N. Lampert
               President


     BVF INC.


     By:  /s/ Mark N. Lampert
          -------------------
          Mark N. Lampert
          President

                                     EXHIBIT A


                           AGREEMENT REGARDING JOINT FILING



     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.


Dated:  August 27, 1998.


     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ Mark N. Lampert
                    -------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:  /s/ Mark N. Lampert
               -------------------
               Mark N. Lampert
               President


     BVF INC.

     By:  /s/ Mark N. Lampert
          -------------------
          Mark N. Lampert
          President